GRAND TOYS INTERNATIONAL LIMITED
Suite 1501, 15th Floor, Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong
(Nasdaq: GRIN)
www.grand.com
Contact:
David C.W. Howell
Chief Financial Officer
E-mail: dhowell@grandtoys.com.hk

FOR IMMEDIATE RELEASE

GRAND TOYS REGAINS COMPLIANCE WITH NASDAQ
MINIMUM BID PRICE AND MINIMUM MARKET VALUE REQUIREMENTS

Hong Kong - March 3, 2008. Grand Toys International Limited (Nasdaq: GRIN) today announced that it has received notice from the Nasdaq Stock Market that the Company has regained compliance with Marketplace Rules 4310(c)(4) and 4310(c)(7), relating to the maintenance of a minimum $1.00 bid price and $1,000,000 minimum market value requirements, respectively.

Nasdaq previously notified the Company that its common stock had failed to maintain a minimum bid price of at least $1.00 per share and a minimum market value of publicly held shares of $1,000,000 over 30 consecutive trading days as required by Nasdaq and that the Company had 180 days to regain compliance with the bid price requirement and 90 days to regain compliance with the market value requirement. As the closing bid price of the Company's common stock has recently closed at $1.00 per share or greater and the market value has been $1,000,000 or greater for a period of at least 10 consecutive trading days, Grand Toys has regained compliance with the minimum bid price and minimum market value requirements.

On February 29, 2008, the closing price of the Company's common stock was $1.65 per share.

About Grand Toys International Limited:
Grand Toys International Limited is a reorganized company resulting from the acquisition of Playwell International Limited in August 2004, International Playthings, Inc. in March 2005 and Hua Yang Holdings Co., Ltd. and Kord Holdings, Inc. in December 2005. Grand, through its Hong Kong, PRC and US operating subsidiaries, develops, manufactures and distributes toy and toy-related products throughout the world; prints and assembles books and specialty packaging; and develops and manufactures party goods. Additional information on Grand Toys can be found on its website at http://www.grand.com. Additional information on Hua Yang can be found on http://www.huayangprinting.com. Additional information on Kord can be found on http://www.kordparty.com. Additional information on IPI can be found on its website at http://www.intplay.com.

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Grand Toys management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand Toys as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC, and the filings of its predecessor, Grand Toys International, Inc., now a subsidiary of Grand Toys International Limited.